HUNTON & WILLIAMS LLP
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FILE NO: 75392.3
December 18, 2009
VIA EDGAR
Ms. Sonia Gupta Barros
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
RE:	Chatham Lodging Trust Pre-Effective Amendment No. 2 to Registration Statement on Form S-11 filed November 4, 2009 File No. 333-162889
Dear Ms. Barros:
As counsel to Chatham Lodging Trust, a Maryland real estate investment trust (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-11 (File No. 333-162889) (the “Registration Statement”) and the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the initial filing of the Registration Statement contained in your letter dated December 4, 2009. The Company filed Pre-Effective Amendment No. 1 to the Registration Statement on December 7, 2009, which added disclosure regarding six hotel properties that the Company has under contract to purchase. The Company did not seek to address the Staff’s comments in Amendment No. 1.
For convenience of reference, each Staff comment contained in your December 4, 2009 comment letter is reprinted below in italics, is numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.
We have provided to each of you, Kristi Marrone, Dan Gordon, Rochelle Plesset and Duc Dang, a courtesy copy of this letter and two courtesy copies of Amendment No. 2, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on November 4, 2009 (the “Blackline”) and one copy which has been marked to reflect changes made to Amendment No. 1. The changes reflected in Amendment No. 2 have

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December 18, 2009

been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement, including information with respect to the six hotel properties that the Company has under contract to purchase. All page references in our responses are to the pages of the Blackline. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.
General
1.	We note that your current disclosure indicates that you are registering a blind pool offering and that you have not provided the disclosures required by Industry Guide 5. We also note indications, orally provided, that you may reach agreements to acquire specific assets prior to the effectiveness of this registration statement. Please revise to include the necessary disclosure for any probable acquisitions and tell us why such arrangements are sufficient to preclude this from being considered a blind pool offering if you will omit Guide 5 disclosure. Please refer to Instructions 5 and 6 of Item 504 of Regulation S-K and Industry Guide 5. See also Securities Act Release 33-6900 regarding the application of Guide 5.
RESPONSE: The Company revised the Registration Statement in Amendment No. 1 to add disclosure regarding the six hotel properties the Company has under contract to purchase. As a result, the Company believes that it should not be considered a “blind pool” as it has under contract a portfolio of properties that it will acquire with the proceeds of the offering. In addition, the Company respectfully submits that (a) Guide 5 is not applicable where, as here, the issuer is an “internally-managed” real estate investment trust (“REIT”) and (b), assuming arguendo that Guide 5 applies, the disclosure provided in the Registration Statement in response to the requirements of Form S-11 addresses the material disclosure requirements of Guide 5.
a)	Guide 5 is not applicable to an “internally-managed” REIT. Guide 5 by its terms applies to blind pool offerings by real estate limited partnerships, particularly those that are externally-managed by third-party advisors or managers. As described in the Registration Statement, the Company is an “internally-managed” Maryland REIT, organized and managed like any corporation by its executive officers and trustees, which will manage the business and affairs of the Company without the involvement of a third-party advisor or manager. As with a typical publicly-held corporation, the executive officers and trustees of the Company will be compensated through salary, bonuses, trustee fees and equity awards, rather than through management fees, commissions or other arrangements with third-party advisors or managers that are common with syndicated real estate limited partnerships. While the Company will serve as sole

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December 18, 2009

general partner of Chatham Lodging, L.P., the operating partnership through which the Company will conduct its business, the Registration Statement relates to the offering of the Company’s common shares rather than limited partnership interests in the operating partnership. Accordingly, Guide 5 by its terms does not apply to the Company.
b)	Assuming arguendo that Guide 5 applies, the disclosure provided in the Registration Statement in response to the requirements of Form S-11 addresses the material disclosure requirements of Guide 5. The Company notes the following with respect to the disclosure required by each item of Guide 5:
•	Item 1. The Company believes that it has provided on the cover page of the Registration Statement the relevant information called for by Item 1 of Guide 5.

•	Item 2. The Company believes that its disclosure as to the risks and uncertainties associated with an investment in the offering fully comply with federal securities laws, and, therefore, that the Registration Statement should not also include statements related to suitability standards.

•	Item 3. The Company believes that it has fully described its structure and how it intends to use the proceeds of the offering in the Prospectus Summary of the Registration Statement.

•	Item 4. This item contemplates payments that the General Partner and its affiliates may earn or receive in connection with the offering or operation of the partnership. Even though there is no compensation to a third-party general partner as contemplated by Guide 5, the Company’s compensation of its officers and trustees is fully disclosed and the Company has otherwise disclosed the relevant information called for by Item 4 that is applicable to the Company.

•	Item 5. The Company believes that its disclosure in the risk factor enumerated on page 16 under the section of the Registration Statement entitled “Risk Factors” and in the section of the Registration Statement entitled “Investment Policies and Policies with Respect to Certain Activities—Conflict of Interest Policy” describes the Company’s policy for addressing conflicts.

•	Item 6. The Company believes that this item, discussing fiduciary obligations of the General Partner, is inapplicable to an internally-managed REIT.

Ms. Sonia Gupta Barros
December 18, 2009

•	Item 7. The Company believes that its disclosure in the section of the Registration Statement entitled “Risk Factors” provides the relevant information called for by Item 7.

•	Item 8. The Company believes that prior performance information called for by Item 8 of Guide 5 is inapplicable to the Company. Item 8 calls for “a narrative summary of the ‘track record’ or prior performance of programs sponsored by the General Partner and its affiliates (‘sponsors‘).” (Emphasis added). In addition, the instructions to Item 8 state that “Sponsors are urged not to include in the prospectus information about prior performance beyond that required by this Guide.”

Although not defined in Guide 5, in the Releases that accompanied the adoption of, and revisions to, Guide 5 (which was originally adopted as Guide 60), the Commission has discussed what it meant by the term “program” as used in Guide 5. In Release No. 34-18161 (October 7, 1981), for example, the Commission made plain that a “program” is a three-phase investment fund or a syndication involving (i) an offering or organization phase in which “the sponsor (who also serves as promoter and, later, general partner) organizes and registers the offering”; (ii) a second “operational phase of the program [which] commences with the acquisition of properties”; and (iii) a third phase in which, “depending on the investment objectives of the program, the program is ‘completed’ as the partnerships are liquidated and wound down.” In addition, the “track record” information called for by Item 8 of Guide 5 and the accompanying Appendices reinforces this view of the Commission relating to what Guide 5 means when it calls for “track record information of ‘programs’ sponsored by the General Partner and its affiliates.”

Innkeepers USA Trust (“Innkeepers”) was not a “program” within the meaning of Guide 5, as it was not sponsored by a person that later became its general partner or devised with an investment objective of one day being completed or wound down. Rather, as disclosed in the Registration Statement, Innkeepers was an internally-managed, perpetual life hotel REIT that completed its initial public offering in September 1994 and was acquired by a private buyer in June 2007. It had a multi-employee management team and a board of trustees comprised of a majority of independent trustees that oversaw and directed its operations, including its investment and financing activities. That the Company’s President, Chief Executive Officer and Chairman, Mr. Fisher, served in similar capacities at Innkeepers neither makes him a sponsor nor transforms Innkeepers from an internally-managed,

Ms. Sonia Gupta Barros
December 18, 2009

perpetual life hotel REIT into a sponsored program for the purposes of Guide 5.

In the event that the Staff nonetheless takes the position that Mr. Fisher is a sponsor and that Innkeepers was a sponsored program for the purposes of Guide 5, the Company believes that prior performance information called for by Item 8 is substantially inapplicable. For instance, the “narrative description” called for by Item 8 addresses the sponsor’s experience with all other programs in the last 10 years, including amounts raised from investors, and Tables I and II of Appendix II require that information be included “only for programs the offering of which closed in the most recent three years.” (See Instruction I to Tables I and II of Appendix II). However, Innkeepers conducted its initial public offering in 1994, more than 10 years prior to the date of filing of the Registration Statement and conducted its most recent offering of securities in February 2005, more than three years prior to the date hereof. Moreover, given that Item 8’s disclosure requirements are substantially inapplicable, the Company respectfully submits that attempted compliance with the other provisions of Item 8 may confuse potential investors rather than provide meaningful information.

•	Item 9. The Company believes that its disclosure in the section of the Registration Statement entitled “Management” provides the relevant information called for by Item 9.

•	Item 10. The Company believes that its disclosure in the section of the Registration Statement entitled “Investment Policies and Policies with Respect to Certain Activities” provides the relevant information called for by Item 10.

•	Item 11. The Company believes that its disclosure in the section of the Registration Statement entitled “Investment Policies and Policies with Respect to Certain Activities—Investments in Real Estate or Interests in Real Estate” provides the relevant information called for by Item 11.

•	Item 12. The Company believes that its disclosure in the section of the Registration Statement entitled “Material U.S. Federal Income Tax Considerations” provides the relevant information called for by Item 12.

•	Item 13. The Company believes that its disclosure throughout the Registration Statement is either non-technical in nature or is not susceptible to varying methods of computation and, therefore, that the requirement of Item 13 is not applicable.

Ms. Sonia Gupta Barros
December 18, 2009

•	Item 14. Although the Company believes, as stated above, that much of Guide 5 is inapplicable to an internally-managed REIT’s operating partnership, the Company believes the description of the material provisions of the limited partnership agreement of the Company’s operating partnership in the section of the Registration Statement entitled “Our Operating Partnership and the Partnership Agreement” and the Company declaration of trust and bylaws in the section entitled “Certain Provisions of Maryland Law and of Our Declaration of Trust and Bylaws” fully provides the relevant information called for by Item 14.

•	Item 15. The Company believes that its disclosure in the section of the Registration Statement entitled “Investment Policies and Policies with Respect to Certain Activities—Reporting Policies” provides the relevant information called for by Item 15.

•	Item 16. The Company believes that its disclosure in the section of the Registration Statement entitled “Description of Shares of Beneficial Interest—Restrictions on Ownership and Transfer” provides the relevant information called for by Item 16.

•	Item 17. The Company is the General Partner of its operating partnership. There are no provisions in the partnership agreement of the operating partnership that allow the Company or its affiliates to redeem or repurchase the common shares of the Company. To the extent that Item 17 can be interpreted to relate to the provisions in the limited partnership agreement that allow the Company or its affiliates to redeem or repurchase the limited partnership interests in the operating partnership, the Company believes that the disclosure in the section of the Registration Statement entitled “Our Operating Partnership and the Partnership Agreement—Redemption Rights” provides the relevant information called for by Item 17.

•	Item 18. The Company believes that its disclosure in the section of the Registration Statement entitled “Underwriting” provides the relevant information called for by Item 18.

•	Item 19. The Company does not intend to use any “sales material” within the meaning of Item 19.

Ms. Sonia Gupta Barros
December 18, 2009

•	Item 20. The Company believes that the undertakings in Item 37 of Part II “Information Not Required in Prospectus of the Registration Statement” provide the relevant information called for by Item 20.
For the foregoing reasons, the Company respectfully submits that the disclosure provided in the Registration Statement in response to the requirements of Form S-11 addresses the material disclosure requirements of Guide 5 and that the other disclosure requirements of Guide 5 are not applicable. The Company’s conclusion in this regard reinforces its principal position that Guide 5 is not applicable to the Company as an “internally-managed” REIT. In addition, the Company has designated a substantial portion of the proceeds of the offering to purchase a portfolio of hotel properties that it has under contract and should not be considered a “blind pool”.

2.	We note that you are also conducting a private placement concurrently with the closing of this offering. Please provide us with a detailed legal analysis of whether the private offering should be integrated with the public offering. Please refer to Securities Act Release 33-8828 (August 3, 2007), located at http://www.sec.gov/rules/proposed/2007/33-8828fr.pdf.
RESPONSE: As described in the Registration Statement, the concurrent private placement is limited to Mr. Fisher, the Company’s Chairman, Chief Executive Officer and President. As an executive officer and trustee of the Company, Mr. Fisher has known about the proposed offering since before the Registration Statement was filed and has entered into a subscription agreement, filed as Exhibit 10.3 to the Registration Statement, irrevocably committing himself to make an investment in common shares of the Company at a price per share equal to the public offering price in the registered offering. In addition, Mr. Fisher is an accredited investor as defined in Rule 501 of Regulation D. As a result of the circumstances outlined above, the Company believes that the private sale of shares to Mr. Fisher is permissible and should not be integrated with the registered public offering in accordance with the interpretive guidance regarding the integration of concurrent public and private offerings issued by the Staff in its Compliance and Disclosure Interpretations (see Securities Act Sections — Question 139.25) and in Release No. 33-8828.
3.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Ms. Sonia Gupta Barros
December 18, 2009

RESPONSE: The Company has included its corporate logo on the prospectus cover in Amendment No. 1 and Amendment No. 2. The Company advises the Staff that the Company does not intend to use other graphics, maps, photographs or artwork in the prospectus.
4.	Please provide us with highlighted copies of any study, report or survey that you cite or on which you rely. Confirm that the industry reports, studies or surveys that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.
RESPONSE: The Company advises the Staff that the industry reports referenced in the Registration Statement were not prepared specifically for the Company and that the information in the reports is generally available to the public or to subscribers or to others who purchase the reports from the parties that prepare the information. The Company is providing to the Staff on a supplemental basis the relevant portions of the third-party reports underlying the charts and industry data contained in the Registration Statement.
5.	We note your disclosure on page 3 and elsewhere that you may consider investing in debt secured by hotel property if you believe you can foreclose on or acquire ownership of the underlying hotel property in the relative near term. Please provide the staff with a detailed analysis as to why your proposed business and investment strategy will not cause you, or any of your subsidiaries, to become, an “investment company” within the meaning of Section 3 of the Investment Company Act of 1940. Please note that we will refer your response to the Division of Investment Management for further review.
RESPONSE: As set forth in the Registration Statement, the Company’s principal investment objective is to make equity investments in hotel properties. The Company is aware of the requirements of the Investment Company Act of 1940 (the “1940 Act”) and, based upon its assets and operations, does not expect that it or any of its subsidiaries will come within the definition of an investment company under the 1940 Act. The Company will consider acquiring mortgage debt only in isolated circumstances where, as disclosed in the Registration Statement, the Company believes it can foreclose on or acquire equity ownership of the underlying hotel property in the near-term. The Company expects that the value of any such mortgage debt will constitute a relatively small portion of the value of its total assets at any given time. The Company understands the provisions of the 1940 Act and intends to conduct its business such that at no time will it be an investment company as defined under the 1940 Act, and therefore

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December 18, 2009

required to register as an investment company under the 1940 Act. Specifically, the Company (a) is not and does not hold itself out as being engaged primarily, nor does it propose to engage primarily, in the business of investing, reinvesting or trading in securities, (b) is not engaged in, and does not propose to engage in, the business of issuing Face-Amount Certificates of the Installment Type (as such term is defined in the 1940 Act) and had and has no such certificate outstanding and (c) does not propose to acquire Investment Securities (as defined in the 1940 Act) having a value exceeding 40% of the value of the Company’s total assets, on an unconsolidated basis.

Additionally, the Company has revised its disclosure on page 62 of the Registration Statement in response to the Staff’s comment.
Prospectus Cover Page
6.	Please revise to ensure that the disclosure here will be limited to one page. Please refer to Item 501 of Regulation S-K.
RESPONSE: The Company confirms that the cover page of the prospectus will not exceed one page in length.
7.	Please highlight your risk factor reference by prominent type as required by Item 501(b)(5) of Regulation S-K.
RESPONSE: The Company has revised the risk factor font on the cover to bold in response to the Staff’s comment.
Prospectus Summary, page 1
8.	The disclosure here repeats, verbatim, the disclosure beginning on page 38. Please note that repetition does not enhance the information disclosed. As such, please revise this section to provide a brief summary of the important aspects of your business and this offering. Detailed information should be reserved for the subsequent sections of the prospectus.
RESPONSE: The Company has revised the Prospectus Summary section of the Registration Statement in response to the Staff’s comment.
9.	We note the various prior performance information appearing in your summary regarding Innkeepers. Inclusion of this information in the summary may give it undue

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December 18, 2009

emphasis, considering that it does not describe your historical performance. Please revise your disclosure to remove this information from the prospectus summary.
RESPONSE: The Company has deleted disclosure related to Innkeepers on pages 1 and 3 of the Prospectus Summary section of the Registration Statement in response to the Staff’s comment.
10.	Please define the concept of “risk-adjusted returns.”
RESPONSE: The Company has deleted the reference to “risk-adjusted returns” on pages 3, 9, 27 and 44 in response to the Staff’s comment.
Risk Factors, page 9
General
11.	Item 503(c) of Regulation S-K requires that you “set forth each risk factor under a subcaption that adequately describes the risk.” Some of the current risk factor subcaptions do not adequately describe the risk to your business. Review and revise each risk factor, as applicable, to provide specific disclosure of how you, your business, financial condition and results of operation would be affected.
RESPONSE: The Company has revised a number of the risk factor subcaptions throughout the “Risk Factors” section in response to the Staff’s comment.
12.	Each risk factor should contain a single, discreet risk. We note that several of your risk factors present multiple risks. For example, see the risk factor “Future debt service obligations . . . .”
RESPONSE: The Company has revised the disclosure and subcaptions on page 13 and throughout the “Risk Factors” section in response to the Staff’s comment.
Operating our hotels under franchise agreements ..., page 11
13.	Please revise this risk factor subheading to briefly explain how the use of franchise agreements could adversely affect your shareholder distributions.
RESPONSE: The Company has revised the disclosure on page 12 in response to the Staff’s comment.
Our ability to make distributions to our shareholders may be affected ..., page 14

Ms. Sonia Gupta Barros
December 18, 2009

14.	We note the significant amount of detail in this risk factor. Please revise to provide brevity. To the extent that listed items represent separate risks, they should be identified in separate risk factors. Also, please note that several of the items discussed in this risk factor are discussed in your other risk factors as well. Please revise to limit the repetition.
RESPONSE: The Company has revised the disclosure on pages 15, 16 and 17 and has broken out certain of the disclosure in separate risks in response to the Staff’s comment.
Future terror events and threats ..., page 17
15.	This risk factor addresses a risk that affects companies across industries and appears broad and generic. Please revise to clarify how this risk is specific to you.
RESPONSE: The Company has revised the disclosure on page 18 in response to the Staff’s comment.
The ability of our board of trustees to change our major corporate policies ..., page 25
16.	Please revise to clarify if this risk applies to decisions to terminate your REIT qualification.
RESPONSE: The Company has revised the disclosure on pages 25 to 26 in response to the Staff’s comment.
If we fail to implement and maintain an effective ..., page 26
17.	This risk factor addresses a risk that affects companies across industries and appears broad and generic. Please revise to clarify how this risk is specific to you.
RESPONSE: The Company has revised the disclosure on page 26 in response to the Staff’s comment.
Use of Proceeds, page 30
18.	Please discuss how long you expect it to take to invest offering proceeds in a portfolio of hotel properties.
RESPONSE: The Company has added disclosure on page 31 in response to the Staff’s comment.

Ms. Sonia Gupta Barros
December 18, 2009

Distribution Policy, page 32
19.	If you are able to use borrowed funds, offering proceeds or proceeds from the sale of assets to pay distributions, please revise to disclose such possibilities here and in your use of proceeds section, as applicable. Please add a summary risk factor on pages 4 and 5 to disclose that you may pay distributions from offering proceeds, borrowings, or the sale of assets to the extent distributions exceed earnings or cash flows from operations. Please also revise your risk factor disclosure in the risk factor section.
RESPONSE: The Company has added disclosure on page 33, added a summary risk factor on page 5 and has added risk factor disclosure on page 27 in response to the Staff’s comment.
Business, page 38
20.	We note the disclosure on page 38 that Mr. Fisher delivered strong returns for Innkeepers’ shareholders. Please revise to provide a quantifiable measure based on publically available information to substantiate your assertion of “strong returns.”
RESPONSE: The Company has revised the disclosure on page 39 in response to the Staff’s comment.
21.	We also note the disclosure on page 42 that investments in Innkeepers’ IPO generated 318% return. Please tell us why you believe this return measure is relevant to investors in you and describe your methodology for calculating this return in greater detail. Please also revise to clarify your basis for this disclosure.
RESPONSE: The Company has revised the disclosure on pages 43 to 44 in response to the Staff’s comment.
22.	Please also explain how you have determined that the enterprise value for Innkeepers was $1.5 billion in 2007. Please balance your discussion of Innkeepers with any adverse business developments or conditions.
RESPONSE: The Company has added disclosure on page 43 to show the basis for calculating the total enterprise value of Innkeepers. The Company has added balancing disclosure on page 44 with respect to Innkeepers in response to the second sentence of the Staff’s comment.
23.	Please describe what the FTSE NAREIT Equity Lodging/Resorts Index represents and why you believe the increase in that index is a relevant measure of comparison.

Ms. Sonia Gupta Barros
December 18, 2009

RESPONSE: The Company has added disclosure on pages 43 to 44 in response to the Staff’s comment.
24.	Please revise your disclosure to clarify that the information about Innkeepers’ historical performance is a reflection of the past performance of Innkeepers and is not a guarantee or prediction of the returns that you may achieve in the future.
RESPONSE: The Company has added disclosure on pages 43 to 44 in response to the Staff’s comment.
25.	Please revise to clarify the measure used to determine if a property is priced “cyclically low” and if you will only target properties priced as such.
RESPONSE: As described throughout the Registration Statement, particularly in “Business—Market Opportunity”, the U.S. lodging industry is in the midst of a cyclical downturn that is predicted by third party industry analysts to continue through 2010. As a result, the Company believes that hotel valuations and acquisition prices in this environment are cyclically low. The Company has added disclosure on pages 1 and 39 in response to the Staff’s comments.
Our Strategy and Investment Criteria, page 43
26.	Please revise to clarify how you will determine the replacement cost of the properties you will acquire.
RESPONSE: The Company’s management team has extensive experience developing hotels of the type that the Company intends to seek to acquire. As a result, the Company’s management team can estimate the replacement costs of hotel properties that the Company will seek to acquire, including the initial acquisition hotels. The Company has added disclosure on page 2 in Amendment No. 1 and pages 40 and 44 in Amendment No. 2 to clarify that the Company is referring to its estimate of replacement cost.
27.	Please revise to specifically discuss how you will manage your assets without actually managing the operations.
RESPONSE: The Company has revised the disclosure on pages 4 and 44 in response to the Staff’s comment.
28.	It appears from your disclosure that you will focus on currently operating properties. Please revise to clarify if you will obtain developmental or vacant properties.

Ms. Sonia Gupta Barros
December 18, 2009

RESPONSE: The Company has added disclosure on pages 3 and 44 in response to the Staff’s comment.
29.	It appears that the arrangements with the entities managing your properties are integral to your ability to generate returns. Please revise to discuss the typical terms and arrangements that would govern your relationship with the management companies.
RESPONSE: In Amendment No. 1 (previously filed), the Company added disclosure describing the terms of the management agreements with Hilton for the Initial Acquisition Hotels on pages 49 to 50.
Management, page 45
30.	Please revise to explain your use of the term “third party hotels.”
RESPONSE: The Company has revised the disclosure on page 52 in response to the Staff’s comment.
Compensation Discussion and Analysis, page 50
31.	Please revise to disclose the compensation that will be paid to the two named executive officers upon the completion of this offering and discuss the reasons for such amounts.
RESPONSE: The precise compensation payable to the two named executive officers has not been finally determined. The Company will add this information in a subsequent amendment to the Registration Statement.
Investment Policies and Policies with Respect to Certain Activities, page 54
32.	You disclose that your investment policies may be amended or revised from time to time at the discretion of your board of trustees without a vote of your shareholders. Please additionally disclose how and when you will disclose any changes to your investment policies to your shareholders. Please provide the same disclosure for changes to your financial policies.
RESPONSE: The Company has added disclosure on page 62 in response to the Staff’s comment.
Financing Policies, page 55
33.	Please include a statement, if true, that there are no limits on the amount of leverage that you may use.

Ms. Sonia Gupta Barros
December 18, 2009

RESPONSE: The Company has added disclosure on page 63 in response to the Staff’s comment.
Certain Relationships and Related Transactions, page 58
34.	Please revise to provide the expected terms of the management agreements you will enter into with IHM. Please include the form of or actual agreements as exhibits to the registration statement.
RESPONSE: While the general terms of any management agreement between IHM and the Company are set forth on pages 66 to 67, the form of management agreement that the Company would expect to utilize with respect to hotels to be managed by IHM has not been completed. The Company will file the form of management agreement with IHM as an exhibit to a subsequent amendment to the Registration Statement.
Exhibits
35.	We note the disclosure that Hunton & Williams will render opinions related to your REIT status and the legality of your shares. Because the opinions should be filed prior to effectiveness, please revise to reflect the receipt of the tax opinion. Also, please file your opinions with the next amendment or provide drafts for our review.
RESPONSE: The Company has revised the disclosure on page 84 in response to the Staff’s comment. The Company is providing drafts of the Exhibit 5.1 and Exhibit 8.1 opinions to the Staff on a supplemental basis for review.
Item 33. Recent Sales of Unregistered Securities, page II-1
36.	You indicate that certain of your unregistered sales of securities were made based on a claim of exemption under Rule 506 of Regulation D, and we note that certain of the unregistered sales you disclose occurred after March 16, 2009. However, you do not appear to have filed any Forms D in connection with these offerings. Please note that as of March 16, 2009, Forms D are required to be submitted electronically on EDGAR. Please file the required Forms D for any sales made in reliance on Regulation D after this date, or tell us in your response letter why no such filings are required. See Rule 503 of Regulation D, SEC Release No. 33-8891, and the additional guidance provided by the Division of Corporation Finance at http://www.sec.gov/divisions/corpfin/formfiling.htm and http://www.sec.gov/info/smallbus/secg/formguide.htm.

Ms. Sonia Gupta Barros
December 18, 2009

RESPONSE: The Company will file a Form D with the Commission reporting the private placement of the Company’s common shares to Mr. Fisher.
If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (804) 788-8638 or Amos Barclay at (212) 309-1061.

Very truly yours,
David C. Wright

cc:	Ms. Kristi Marrone Mr. Dan Gordon Ms. Rochelle Plesset Mr. Duc Dang Mr. Jeffrey Fisher Julian T. H. Kleindorfer, Esq.